UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: March 17, 2025

(Date of earliest event reported): March 11, 2025

elektros, INC.

(Exact name of issuer as specified in its charter)

Nevada

(State or other jurisdiction of incorporation)

85-4235616

(I.R.S. Employer Identification No.)

1626 South 17th Avenue

Hollywood, Florida 33020

 (Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (347)-885-9734

Title of each class of securities issued pursuant to Regulation A: Common stock, par value $0.001

Item 4.	Changes in Issuer’s Certifying Accountant

Effective March 11, 2025, Elektros, Inc. (the “Company) dismissed Michael Gillespie & Associates, PLLC (PCAOB ID: 6108) (“MG&A”) as its independent registered public accounting firm and appointed Boladale Lawal & Co. (PCAOB ID: 6993) as its new independent registered public accounting firm to perform independent audit services for the calendar years ended December 31, 2023, and calender year ending December 31, 2024.

 The decision to change independent registered public accounting firms was made with the recommendation and approval of the Company’s Board of Directors.

During the calendar years ended December 31, 2024 and 2023 and through March 11, 2025, neither the Company nor anyone on its behalf consulted with Boladale Lawal & Co. regarding (1) the application of accounting principles to a specified transaction, completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report nor oral advice was provided to the Company that Boladale Lawal & Co concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (2) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

MG&A did not complete or issue any audit reports relating to the financial statements as of and for the calendar years ended December 31, 2024 and December 31, 2023 because the Company did not provide MG&A with requested audit documentation and therefore MG & A could not express an opinion.

During the engagement with MG&A, there were no disagreements, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K, between the Company and MG&A on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements or reportable events whereas MG&A advised the Company and questioned the accuracy or reliability of the Company’s financial statements, internal controls, management’s representation, or prior audits if not resolved to MG&A’S satisfaction, would have caused MG&A to make reference to such disagreements in its audit reports if they were ever issued.

During the engagement, and the subsequent interim period through the date of this report, there were no reportable events within the meaning of Item 304(a)(1)(v) of Regulation S-K.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description of Exhibit
9.1	Letter from Michael Gillespie & Associates PLLC to the Securities and Exchange Commission dated March 17, 2025.

Signatures

Pursuant to the requirements of Rule 257 (b)(4) of Regulation A, the issuer has duly caused this current report to be signed on its behalf by the undersigned, thereunto duly authorized.

Elektros, Inc.

Date: March 17, 2025	By:	/s/ Shlomo Bleier
Shlomo Bleier
Chief Executive Officer